[redacted]

BD 6/5 *

09040739

UNITEDSTATES
ES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Podesta & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street, Suite 1406
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Foley (312) 899-0133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUN 01 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol P. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Podesta & Co., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
SHARON PIET
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/23/2011

Sharon Piet
Notary Public

Carol P. Foley
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Podesta & Co.

We have audited the accompanying statement of financial condition of Podesta & Co. as of March 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Podesta & Co. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 29, 2009

PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS

Cash	$ 85,069
Receivable from broker/dealers	166,428
Securities owned, at fair market value	1,958
Secured demand note receivable	15,000
Related party receivable	6,000
Other assets	6,359
TOTAL ASSETS	$ 280,814

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 14,240
Commissions payable	31,134
Subordinated loans	65,000
Total Liabilities	$ 110,374
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; authorized 100,000 shares, issued and outstanding 2,211 shares	$ 22
Additional paid-in capital	61,855
Retained earnings	108,563
Total Shareholders' Equity	$ 170,440
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 280,814

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on October 15, 1982. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Fair Value Measurement - Securities owned consist of equity securities valued at $1,958. In addition, included in Receivable from broker/dealers on the Statement of Financial Condition is $104,448 held at the Company's Clearing Broker/dealer (see Note 2) that is invested in a security registered under the Investment Company Act of 1940, which is comprised of cash and other short-term debt instruments and commonly referred to as a "money market fund."

The valuation procedures for the aforementioned securities owned and the investment in the money market fund use Level 1 inputs as they are defined in FASB Statement No. 157 (SFAS No. 157). SFAS No. 157 creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques. Level 1 inputs, as defined by SFAS No. 157, are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. No Level 2 and 3 inputs, as defined by SFAS No. 157 have been applied to value any assets or liabilities reflected in these financial statements at the financial statement date.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments, including exchange traded options. These derivative financial instruments are subject to varying degrees of market and credit risk. However, since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate the aforementioned transactions, as well as other securities transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to have a $10,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included with "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is restricted from entering into similar agreements except under certain circumstances.

NOTE 3 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires March 31, 2010. The total expenditure for office space for the year ended March 31, 2009 was $57,735. This amount includes additional charges pursuant to the lease agreement. The net expense for the year was $33,735, which equals the total expenditure less the reimbursements mentioned in Note 4.

Office Equipment - On July 16, 2006, the Company entered into a 60 month operating lease for a copier and related services and supplies.

Quotations - Effective April 12, 2005, the Company entered into an operating lease agreement for quotation services with an initial term of two years. The agreement is automatically renewable for additional two year terms, unless 60 days written notice is given prior to the expiration of the current term.

Future minimum lease payments for these leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Occupancy	Copier	Quotations	Total
2010	$ 59,874	$ 2,148	$ 22,200	$ 84,222
2011	-0-	2,148	22,200	24,348
2012	-0-	716	-0-	716
Total	$ 59,874	$ 5,012	$ 44,400	$ 109,286

NOTE 4 - RELATED PARTY TRANSACTIONS

A shareholder of the Company is also a general partner of Pioneer Ventures, a Limited Partnership. The Company has received $24,000 from this entity for office space the Company has provided during the year ending March 31, 2009. No written agreement exists between these parties regarding the office space. Note 3 contains additional information regarding the Company's occupancy lease agreement.

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2009, are as follows:

Subordinated Loans		
4.00%	Due November 30, 2010	$ 50,000
Liabilities Pursuant to a Secured Demand Note Collateral Agreement:		
3.00%	Expires May 31, 2011	15,000
Total Subordinated Liabilities		$ 65,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2009 the Company's net capital and required net capital were $217,498 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 21%.